UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
(Name of Subject Company)

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
(Name of Persons Filing Statement)

COMMON STOCK, $0.03 PAR VALUE
(Title of Class of Securities)

774678403
 (CUSIP Number of Class of Securities)

Bryan J. Merryman
Chief Operating Officer and Chief Financial Officer
265 Turner Drive
Durango, Colorado  81303
(970) 259-0554

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sonny Allison, Esq.
Perkins Coie LLP
1900 Sixteenth Street, Ste. 1400
Denver, CO 80202
(303) 291-2300

[X]Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 7.01 and 9.01 of the Current Report on Form 8-K filed by Rocky Mountain Chocolate Factory, Inc., on December 19, 2012 (including all exhibits attached thereto) are incorporated herein by reference.

Rocky Mountain Chocolate Factory, Inc. issued the following press release on December 19, 2012.

For Immediate Release

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. LEARNS
OF SCHEDULE TO FILING BY PST CAPITAL GROUP LTD.

DURANGO, Colorado (December 19, 2012)--Rocky Mountain Chocolate Factory, Inc. (NASDAQ Global Market: “RMCF”), today announced that it is aware of a Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) by PST Capital Group Ltd. (“PST”) after the close of market trading on December 18, 2012.  The Schedule TO claims that PST has made an offer to RMCF’s Board of Directors (the “Board”) to acquire all outstanding shares of RMCF’s common stock for $13.50 per share (the “Offer”).

There are numerous issues that RMCF has discovered with respect to the Offer.  First, while the Schedule TO claims that an offer has been made to RMCF’s Board, in fact RMCF previously received an unusual letter from PST addressed to RMCF’s shareholders (the “Letter”).  The envelope in which the letter was received was handwritten and addressed to RMCF’s Chairman of the Board, Franklin Crail, though Mr. Crail’s name was misspelled as “Krail”.  Furthermore, the return address listed a well-known law firm.  However,  this law firm confirmed by email that they do not represent PST.

Finally, Internet searches for PST and the contact person listed in the Letter returned no information, and the address for PST listed in the Schedule TO appears to be to Speedy Parcel Post, a mailbox and shipping store in London.  Similarly, Internet searches for the legal counsel listed on the Schedule TO, William Hogan of Lauby & Hogans LLP, returned no information.  The address listed for the law firm appears to be a Pacific Mail mailbox store in Irvine, CA.

In the event that RMCF’s Board determines that the approach by PST reflected in the Offer is credible, the Board will consider the matter with its legal and financial advisors to determine an appropriate response to PST, and the Board will communicate further with RMCF’s shareholders in due course.  RMCF has also notified the SEC, FINRA and Nasdaq regarding the unusual nature of the Offer.

About Rocky Mountain Chocolate Factory, Inc.

Rocky Mountain Chocolate Factory, Inc., headquartered in Durango, Colorado, is an international franchiser of gourmet chocolate, confection and self-serve frozen yogurt stores and a manufacturer of an extensive line of premium chocolates and other confectionery products. The Company’s common stock is listed on The Nasdaq Global Market under the symbol “RMCF”.

For Further Information, Contact Bryan J. Merryman COO/CFO (970) 259-0554

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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Rocky Mountain Chocolate Factory, Inc.  has commenced at this time. If a tender offer is commenced, the Company will file a solicitation/ recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SHAREHOLDERS OF ROCKY MOUNTAIN CHOCOLATE FACTORY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders may obtain a free copy of these documents (when they are filed and become available) free of charge at the SEC’s website at www.sec.gov.  The Company also will provide a copy of these materials without charge on its website at www.rmcf.com.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Rocky Mountain Chocolate Factory, Inc. and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Rocky Mountain Chocolate Factory’s directors and executive officers in Rocky Mountain Chocolate Factory’s Annual Report on Form 10-K for the year ended February 29, 2012, which was filed with the SEC on May 24, 2012 and the Company’s Definitive Proxy Statement on Schedule 14A relating to the Company’s 2012 Annual Meeting of Shareholders which was filed with the SEC on June 28, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

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